UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

TELE NORTE LESTE PARTICIPAÇÕES S.A.	TELEMAR NORTE LESTE S.A.
Publicly-Held Company	Publicly-Held Company
Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58	Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79
Board of Trade No. 33300262539	Board of Trade No. 33300152580

Notice to the Market

Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. hereby disclose that they are aware of the RELEVANT FACT disclosed by their controlling shareholder, Telemar Participações S.A. (“TmarPart” or “Company”), pursuant to which Telemar informed that, in connection with the disclosed in the Relevant Fact dated April 25, 2008 (the “Prior Relevant Fact”) relating to the restructuring of TmarPart’s ownership structure (“TmarPart’s Restructuring”), it purchased all of the shares issued by Argolis Holdings S.A. (“Argolis”), which is the holder (together with the members of the board of directors appointed by Argolis) of 100% of the shares issued by Lexpart Participações S.A. (“Lexpart”), which, in turn, is the holder of 352,730,590 (three hundred fifty two million, seven hundred thirty thousand, five hundred and ninety) registered common shares issued by the Company, representing approximately 11.41% (eleven point forty one percent) of the capital stock of the Company.

In order to cancel the shares of Lexpart, TmarPart, as the direct controlling shareholder of Argolis and the indirect controlling shareholder of Lexpart, held an extraordinary shareholders’ meeting on June 30, 2008, that was attended by all of the shareholders of the Company, to merge such companies into the Company. Through this merger, TmarPart shall succeed to all of the rights and obligations of Argolis and Lexpart, which companies shall be legally terminated.

Since TmarPart holds all of the shares issued by Argolis and Argolis holds all of the shares issued by Lexpart (together with the four members of the board of directors appointed by Argolis, each of whom holds one common share issued by Lexpart), the capital stock of TmarPart will not change, pursuant to article 226, §1, of Brazilian Corporation Law, and there is no need to issue new shares to the shareholders of the Company. However, as a result of the canceling of shares held by Lexpart, article 5 of the Company’s bylaws shall be amended to reflect the new number of common shares.

All documents in connection with this merger are available at CVM’s site (www.cvm.gov.br) and at TmarPart’s headquarters.

Rio de Janeiro, June 30, 2008.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

José Luis Magalhães Salazar

Investor Relations Officer

TELEMAR NORTE LESTE S.A.

José Luis Magalhães Salazar

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1st, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer